EXHIBIT A



OKLAHOMA CITY, OK, June 18, 1996--Devon Energy Corporation (AMEX:
DVN, 24-3/4) today announced a 144A private offering of $100 million liquidation amount of convertible preferred securities.
The securities will be issued by Devon Financing Trust, an affiliate of Devon formed for the purpose of this offering. The Company expects to commence the offering immediately. The proceeds of the offering will be used to repay borrowings and for other corporate purposes. Offers will be made only to qualified institutional buyers by means of an offering memorandum.

     The convertible preferred securities have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act of 1933.

     Devon Energy Corporation is an independent energy company engaged in oil and gas property acquisitions, exploration and production. The company ranks in the top 20 percent of U.S. Public energy companies, measured by oil and gas reserves. Devon's common shares trade on the American Stock Exchange under the symbol DVN.